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                                                                    Exhibit 99.2


                                  Form 51-102F3
                             Material Change Report
PART 1                  CONTENT OF MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         CoolBrands International Inc.
         8300 Woodbine Avenue
         5th Floor
         Markham, Ontario  L3R 9Y7

Item 2   Date of Material Change
         November 23, 2005

Item 3   News Release
         A press release was issued by Canada Newswire on November 23, 2005 in Toronto.

Item 4   Summary of Material Change
         CoolBrands International Inc. ("CoolBrands") determined that it will not meet the deadline under Canadian securities legislation of November 29, 2005 for the filing of its audited annual financial statements, related management's discussion and analysis ("MD&A") and annual information form ("AIF") for its financial year ended August 31, 2005.

Item 5   Full Description of Material Change
         CoolBrands determined that it will not meet the deadline under Canadian securities legislation of November 29, 2005 for the filing of its audited annual financial statements, related MD&A and AIF for its financial year ended August 31, 2005. This delay is primarily due to three factors:

o CoolBrands has adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously, CoolBrands prepared its annual and interim consolidated financial statements in accordance with accounting principles generally accepted in Canada. In connection with this change, CoolBrands will be complying with the transition requirements set out in National Instrument 52-107 - Acceptable Accounting Principles, Auditing Standards and Reporting Currency.

o The presence of difficulties in co-ordinating access to and review of confirmatory supporting financial data from third party contract service providers required by CoolBrands' external auditor. Access to this data is required in order for CoolBrands' external auditor to complete its audit. The data relate primarily to the Breyer's Yogurt business, which CoolBrands acquired from Kraft Foods, Inc. earlier this year.

o CoolBrands is also completing a review of the fair value of its intangible assets, such as goodwill and licenses, in order to assess the extent to which the value of such intangible assets has become impaired.

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     CoolBrands and its auditor expect to complete the necessary work for the audited financial statements, MD&A and AIF to be completed and filed by December 13, 2005.

     Pending the filing of its annual audited financial statements, MD&A and AIF, CoolBrands intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators ("CSA") Staff Notice 57-301. The Company will request from the applicable Canadian securities regulators that a management cease trade order related to Coolbrands' securities be imposed against some or all of the persons who have been directors, officers or insiders of Coolbrands. If granted, such an order would not generally affect the ability of persons who have not been directors, officers or insiders of Coolbrands to trade Coolbrands' securities.

     Canadian securities regulators may impose an order that all trading in securities of CoolBrands cease, either permanently, or for such period as is specified in the order, if CoolBrands does not file its audited annual financial statements, MD&A and AIF by January 29, 2006.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable.

Item 7   Omitted Information
         None.

Item 8   Executive Officer
         Further information regarding the matters described in this report may be obtained from David J. Stein, the Co-Chairman, President, Chief Executive Officer and a Director of CoolBrands, who is knowledgeable about the details of the material change and may be contacted at (631) 737-9700 (ext. 216).

Item 9   Date of Report
         November 23, 2005.